SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                             ---------------------

                                   FORM 6-K

                             ---------------------


                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For December 6, 2005



                                 CNOOC Limited

                (Translation of registrant's name into English)

          -----------------------------------------------------------


                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)


          -----------------------------------------------------------






            (Indicate by check mark whether the registrant files or
                will file annual reports under cover Form 20-F
                                 or Form 40-F)



                     Form 20-F   X        Form 40-F
                              ----------           ----------



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                     Yes                  No          X
                              ----------           ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)


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Company Announcement
--------------------


                                [LOGO OMITTED]
                                CNOOC Limited

                (Translation of registrant's name into English)

               (incorporated in Hong Kong with limited liability
                        under the Companies Ordinance)
                               (Stock Code: 883)

                    NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the shareholders of CNOOC Limited (the "Company") will be held at Island Shangri-la Hong Kong, Two Pacific Place, Supreme Court Road, Hong Kong on 31 December 2005 at 10 am for the purpose of:

                             ORDINARY RESOLUTIONS

(A) considering and, if thought fit, passing, with or without modification, the following resolutions as Ordinary Resolutions:

1. "THAT Mr. Fu Chengyu, an executive Director retiring pursuant to Code Provision A.4.2 of the Code on Corporate Governance Practices in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and being eligible for re-election, be re-elected."

2. "THAT Mr. Wu Guangqi, an executive Director retiring pursuant to Code Provision A.4.2 of the Code on Corporate Governance Practices in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and being eligible for re-election, be re-elected."

3. "THAT Mr. Tse Hau Yin, Aloysius, an independent non-executive Director retiring pursuant to Code Provision A.4.2 of the Code on Corporate Governance Practices in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and being eligible for re-election, be re-elected."

4. "THAT, conditional upon the amendment of Article 89(a) of the Company's Articles of Association pursuant to Special Resolution No.1 below, the aggregate remuneration of the directors of the Company for the current financial year of the Company shall be determined by the Board, subject to a limit of HK$20,000,000."

                              SPECIAL RESOLUTION

(B) considering and, if thought fit, passing, with or without modification, the following resolution as Special Resolution:

1. "THAT the articles of association of the Company be and are hereby amended by substituting the existing Article 89(a) with the following new
     Article 89(a):

     "89(a) Without prejudice to the provisions of Article 90, the Directors shall be entitled to receive by way of remuneration for their services such sum as shall from time to time be determined by the Company in general meeting, such sum (unless otherwise directed by the resolution by which it is voted) is to be divided amongst the Directors in such proportions and in such manner as the Board may determine, or failing agreement, equally, except that in such event any Director holding office for less than the whole of the relevant period in respect of which the remuneration is paid shall only rank in such division in proportion to the time during such period for which he has held office. The foregoing provisions shall not apply to a Director who holds any salaried employment or office in the Company except in the case of sums paid in respect of directors' fees."

                                                       By Order of the Board
                                                            CNOOC Limited
                                                               Cao Yunshi
                                                         Company Secretary

Hong Kong, 3 December 2005

Registered Office:
65th Floor, Bank of China Tower
1 Garden Road
Central
Hong Kong


Notes:

1. The register of members of the Company will be closed from 28 December 2005 to 31 December 2005 (both dates inclusive) during which no transfer of shares will be registered. In order to qualify for voting at the Extraordinary General Meeting, members are reminded to ensure that all instruments of transfer of shares accompanied by the relevant share certificate(s), must be lodged with the Company's registrar, Hong Kong Registrars Limited at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong for registration not later than 4:00 p.m. on 23 December 2005.

2. A member entitled to attend and vote at the Extraordinary General Meeting convened by this notice is entitled to appoint one or more proxies to attend and vote in his stead. A proxy need not be a member of the Company.

3. To be effective, the instrument appointing a proxy together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be completed and returned to the Company's registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong, not less than 48 hours before the time for holding the Extraordinary General Meeting or any adjournment thereof.

4. Completion and return of the form of proxy will not preclude you from attending and voting in person at the Extraordinary General Meeting or any adjournment thereof and, in such event, the relevant form of proxy shall be deemed to be revoked.

5. Where there are joint registered holders of any share of the Company, any one of such persons may vote at the Extraordinary General Meeting, either personally or by proxy, in respect of such Share as if he were solely entitled thereto; but if more than one of such joint registered holders be present at the Extraordinary General Meeting personally or by proxy, then the registered holder so present whose name stands first on the register of members of the Company in respect of such Share will alone be entitled to vote in respect thereof.

As at the date of this announcement, the Board comprises of:

Executive Directors                        Independent non-executive Directors
Fu Chengyu (Chairman)                      Sung Hong Chiu
Luo Han                                    Kenneth S. Courtis
Zhou Shouwei                               Evert Henkes
Cao Xinghe                                 Tse Hau Yin, Aloysius
Wu Zhenfang                                Lawrence J. Lau
Wu Guangqi
Yang Hua

                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          CNOOC Limited


                                          By:  /s/ Cao Yunshi
                                               -----------------------------
                                               Name: Cao Yunshi
                                               Title:  Company Secretary

Dated: December 6, 2005